Exhibit 4.95

Agreement

dated

as of 9th December 2016

among

Dryships Inc.

TMS Bulkers Ltd.

and

TMS Offshore Services Ltd.

Whereas, Dryships Inc. (here after referred to as "DRYS") is an international shipping company that owns and operates through its subsidiaries a fleet of Drybulk carriers and offshore support vessels.

Whereas, TMS Bulkers Ltd. (here after referred to as "TMS Bulkers") and TMS Offshore Services Ltd. (here after referred to as "TMS Offshore") are providers of management services in the shipping industry.

Whereas, DRYS, TMS Bulkers and TMS Offshore wish to record the main terms of their agreement, with any necessary management (or other) agreements to be entered into by DRYS and/or any of its subsidiaries and TMS Bulkers and TMS Offshore as required from time to time.

Now therefore it is hereby agreed as follows:

1.
DRYS and its relevant subsidiaries will enter into one or more management agreements with TMS Bulkers and TMS Offshore for the provision of certain management services associated with the management of its vessels, including but not limited to:

a.	Executive Management Services (CEO, CFO etc.)
b.	Commercial Services
c.	Accounting Services
d.	Reporting Services
e.	Financing Services
f.	Legal Services
g.	Manning Services
h.	Catering Services
i.	IT Services

j.	Attendance Services
k.	Insurance Services
I.	Technical Services
m.	Operations Services

2.
Upon entering into the management agreements referred to above, the subsidiaries of DRYS undertake to terminate their Management Agreements with TMS Bulkers or TMS Offshore as the case may be with no compensation due by such subsidiaries and DRYS undertakes to terminate their respective agreements with Fabiana Services S.A ("Fabiana"), Basset Holding Inc. ("Basset") and Vivid Finance Limited ("Vivid") with no compensation due by DRYS, so that such services currently provided by Fabiana, Basset and Vivid are being provided solely by TMS Bulkers and TMS Offshore starting on 1/1/2017. In that regard, a reconciliation with any amounts paid to TMS Bulkers, TMS Offshore, Fabiana, Basset and Vivid will be performed to keep DRYS whole.

3.	The financial terms for the provisions of the services shall be as follows:

a.	A one-time setup fee of $2,000,000 payable on execution of the agreement
b.	Performance Fee for 2016: $6,000,000
c.	Base fee: $1,000,000 per month basis up to 20 active vessels ($1,643/d) payable monthly in advance
d.	Re-imbursement of all out-of-pocket expenses (incl. rent) and travel expenses
e.	Performance fee of up to $20,000,000 at BOD discretion in stock or cash
f.	S&P fee : 1%
g.	Chartering: 1,25%
h.	Financing/Advisory: 0,50%
i.	Insurance payable on a gross basis
j.	For every vessel above 20 vessels an additional fee of $ 1,500/d per vessel
k.	Escalation due to inflation/ currency to be reviewed annually

4.	The effective date for application of the above fee schedule will be January 1, 2017.

5.	This agreement will be valid for a period of 10 years and DRYS will have the right to terminate for convenience for a fee of $50,000,000.

6.	This agreement shall be governed and construed in accordance with English Law and any disputes arising hereunder shall be referred to arbitration in London, UK under the LMAA rules.

/s/ Dimitris Dreliozis	/s/ Dr. Adriano Cefai
For and on behalf of DRYS Name: Dimitris Dreliozis Title: Vice President-Finance	Director Mare Services Ltd 5/1 Merchants Street Valletta 1171
For and on behalf of TMS Bulkers Name: Dr. Adriano Cefai Title: Director of Mare Services Limited Sole Director

/s/ Dr. Adriano Cefai
Director Mare Services Ltd 5/1 Merchants Street Valletta 1171
For and on behalf of TMS Bulkers Name: Dr. Adriano Cefai Title: Director of Mare Services Limited Sole Director